

July 17, 2010

John Rizzo
Chief Executive Officer
iTrackr Systems, Inc.
433 Plaza Real, Suite 275
Boca Raton, FL 33432

> **Re:** **iTrackr Systems, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed June 23, 2010**
> **File No. 333-166275**

Dear Mr. Rizzo:

We have reviewed your amended filing and response letter dated June 23, 2010 and have the following comments. References to prior comments in this letter relate to comments in our letter dated May 28, 2010.

General

1.   Your disclosure responsive to Item 103 should be included in Part I of your prospectus. Please update your disclosure accordingly. You may also include a cross-reference to Note J of the financial statements.

Cover Page

2.   Please disaggregate the number of warrants and options covered by the registration statement. In addition, we note your revised disclosure on the cover page in response to prior comment 5 and your statement that you "plan to have [y]our shares listed on the OTCBB." Given that the OTC Bulletin Board is a quotation service requiring sponsorship by a Market Maker, of which there is no guarantee, please revise your disclosure to state that you plan to seek quotation on the OTC Bulletin Board.

3.   Given that you have disclosed in the first paragraph that shareholders may only sell their shares at the fixed price you have identified, please revise the first two sentences of the third paragraph to remove references to the resale of your common stock by selling shareholders on any stock exchange or at prevailing market prices or consider deleting those sentences in their entirety.

4.   Please revise the fourth paragraph to remove the last three sentences beginning with the statement "Our common stock is not listed on any national securities exchange, the Nasdaq stock market …," since you disclose elsewhere on this page that there is no

current trading market for your securities and that you will seek quotation on the OTC Bulletin Board.

Prospectus Summary

The Offering, page 2

5.   Please clarify your statement that, of the 19,628,557 shares of common stock offered by selling shareholders, 9,291,040 shares are "issued debt conversion." Please revise your disclosure to provide in an appropriate section of the prospectus a materially complete discussion of the debt transaction and the terms of the debt conversion.

6.   In footnote 1, you state that the number of outstanding shares after the offering is based upon 19,827,331 shares outstanding as of March 30, 2010. Elsewhere in your filing, you state that as of May 17, 2010, the number of shares outstanding decreased to 19,705,999. Please revise your disclosure throughout to disclose the number of shares outstanding as of the most recent practicable date.

Risk Factors

"One stockholder owns a majority of our common stock and may act, or prevent certain types of corporate actions, to the detriment of other stockholders," page 9

7.   You state that Mr. Rizzo beneficially owns approximately 11.5% of your issued and outstanding common stock; however, according to your beneficial ownership table on page 42, Mr. Rizzo appears to own approximately 39.50% of your outstanding common stock. Please reconcile these seemingly conflicting statements.

"We are dependent on technology systems and third party content that are beyond our control," page 5

8.   We note that you filed the agreement with Saveology, a significant customer, in response to prior comment 10. It does not appear, however, that you have revised your disclosure to include a description of the material terms of your material contracts with third-party service and content providers. In your response, please tell us whether you are dependent on any third-party contracts and, if so, include the material contract terms. In addition, tell us what consideration you gave to filing any such contracts as exhibits to the registration statement pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

Market and Industry Data, page 12

9.   We note that in response to prior comment 12 you have provided us with links to the reports you cite rather than the reports themselves. As previously requested, please provide us with copies of the relevant section of the industry research reports you cite and

ensure that you mark each source to highlight the cited material. Also as requested, include a cross-reference for each cited report to the appropriate location in your registration statement.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Recent Events, page 13

10. Please update your disclosures, both here and on page 33, regarding the resignation of Ms. Gostfrand and the appointment of Messrs. Uhl, Baesler and Rizzo to clarify when these changes took effect. It appears that these changes took effect January 12, 2010.

Liquidity and Capital Resources, page 18

11. As requested in prior comment 14, please disclose, as of the most recent practicable date, the number of months your currently available cash resources will fund. Include similar disclosure in the risk factor on page 3 relating to your short-term liquidity.

12. You state that, in addition to covering your operating costs, you may require additional cash resources related to future developments, including any acquisitions you may decide to pursue. Please tell us whether the company has any proposed business combination agreements, the consummation of which is probable. In this regard, we note that in 2008 you attempted to gain control of Inflot Holdings to pursue a reverse merger. Please address in management's discussion and analysis the company's plans with respect to future acquisitions, to the extent material to an understanding of your financial condition.

The Board of Directors and Committees, page 28

13. Please clarify your statement that your board will consist of three directors upon effectiveness of this registration. It appears that your board of directors currently consists of three directors. Please revise or advise.

Director Qualifications, page 29

14. In response to prior comment 21, you state that each of your directors brings to your board extensive management and leadership experience gained through his service in senior positions of diverse businesses. Please note that Item 401(e) requires that you address on an individualized basis the specific experience, qualifications, attributes or skills that led to the conclusion that each director should serve in such capacity, in light of your business structure.

Board Committees and Independence, page 30

15.   Please identify in this section those directors that are deemed independent under the
        independence standards discussed in Item 407(a)(1)(ii) of Regulation S-K.

Section 16(a) Beneficial Ownership Reporting Compliance, page 31

16.   We note that you have included disclosure pursuant to Item 405 of Regulation
        S-K both here and on page 42. Please revise to avoid duplicative disclosure.

Compensation Discussion and Analysis, page 31

17.   Please revise your disclosure, consistent with your response to prior comment 24, to
        include a discussion of the primary considerations the board undertook when establishing
        Mr. Rizzo's salary.

Selling Stockholders, page 34

18.   Please revise to provide all of the information required by Item 507 of Regulation S-K.
        Specifically, please include disclosure indicating the nature of any position, office or
        other material relationship which each selling security holder has had within the past
        three years with iTrackr or its predecessors.

19.   In response to prior comment 29, your added disclosure regarding how the selling
        shareholders acquired their respective shares of common stock is unnecessarily dense and
        difficult to read. Moreover, it is not clear from your disclosures which transactions relate
        to the listed shareholders. Please consider revising your disclosure to include a materially
        complete description of the terms of each transaction in a separate footnote. Then
        include by each shareholder's name the footnote number indicating the corresponding
        transaction or transactions. In addition, confirm that the total number of shares issued in
        the separate transactions you describe is consistent with the number of shares being
        offered for resale as indicated on the cover page.

20.   You state that holders of 75,000 shares of 150,000 shares issued for services pursuant to
        this offering will be offered for resale. Please tell us whether these are the same shares
        discussed in Note F to your financial statements under the caption Stock Issued for
        Services. We specifically note the statement on page F-30, which states that during the
        year ended December 31, 2009 you issued 150,000 shares in exchange for services
        valued at $7,500; however, as of December 31, 2009, the stock had not been issued.
        Please tell us what services were rendered in exchange for the 150,000 shares, whether
        those services have been rendered in full and if and when the shares were issued. If the
        services have not been completed and/or if less than 150,000 shares have been issued to
        date, please explain and revise your disclosure as applicable.

21.   Similarly, please tell us whether the 1,853,309 shares of common stock of the 3,721,257 shares issued from debt conversion in October 2009 are the same shares referred to in Note F to your financial statements. We note your statement on page F-30 that as of December 31, 2009, the stock had not been issued. Further, tell us what consideration you have given to including corresponding disclosure in management's discussion and analysis section regarding the debt conversion of $1.3 million of principal and $137,467 of accrued interest into shares of restricted common stock.

Certain Relationships and Related Party Transactions

Related Party Transactions Policy, page 43

22.   You state that the board of directors shall consider the relevant facts and circumstances available and deemed relevant to the audit committee and that the audit committee shall approve only those agreements that, in light of known circumstances, are in, or are not inconsistent with, the company's best interests. However, we note from your disclosure on page 30 that you do not have any board committees and that your current board, as a whole, carries out the functions of the audit, nominating, and compensation committees. Please revise your disclosure to remove the suggestion that you have a separate standing audit committee.

Other, page 43

23.   You state that the note between you and Bluewater Advisors is pursuant to a written document dated December 31, 2009. Please file the note to your amended registration statement. Refer to Item 601(b)(10)(i) and (ii)(A) of Regulation S-K.

Description of Capital Stock, page 44

24.   Please include all of the information required by Item 202 of Regulation S-K, including a description of the warrants and options as required by Item 202(c) and (d).

Plan of Distribution, page 45

25.   Consistent with your disclosure on the cover page, please revise your disclosure here to state that selling stockholders may offer their shares in transactions at $0.25 per share until such time as a market develops, and thereafter at prevailing market prices or privately negotiated prices.

Unaudited Financial Statements and Footnotes – Three months ended March 31, 2010 and 2009

Financial Statements, page F-1

26.   Revise the heading for interim periods to indicate that each column is unaudited.

Note H – Warrants, page F-12

27.   Tell us and revise to disclose why some warrants are being classified as a liability. In addition, explain why the remaining warrants are being classified as equity. In this regard, your response should support the classification of all warrants outstanding and cite the accounting literature that supports your accounting.

Part II

Recent Sales of Unregistered Securities, page II-2

28.   It appears that you have relied on Section 4(2) for each sale of unregistered securities identified. For each transaction, therefore, please disclose whether the individuals were accredited or sophisticated. If the latter, please outline the access to information afforded to them. See Item 701 of Regulation S-K.

Exhibit Index, page II-5

29.   Consistent with your revisions in response to prior comment 3, please ensure that your legality opinion is revised to reflect the number of shares being offered for resale by selling shareholders covered by the registration statement.

30.   In response to prior comment 10, you indicate that the Saveology Agreement has been filed as Exhibit 10.5. However, we are unable to locate this exhibit. Please file the agreement with your amended registration statement.

31.   In your response to prior comment 41, you indicated that Exhibits 4, 23, and 23.2 have been filed. However, we are unable to locate these exhibits. As previously requested, please file these exhibits to your amended registration statement.

32.   Please tell us how the articles of incorporation and bylaws, and amendments thereto, for Must Haves, Inc., filed as exhibits 3.1, 3.2, 3.3 and 3.4, satisfy the requirements of Item 601(b)(3)(i) and (ii) of Regulation S-K with respect to the registrant, iTrackr Systems, Inc.

33.   In addition, we note your references in the document to iTrackr subsidiaries. Please file as an exhibit to the registration statement the information required by Item 601(b)(21) of Regulation S-K or advise.

        Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488, if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Stephani Bouvet at (202) 551-3545. If you need further assistance, you may contact me at (202) 551-3457.

Sincerely,

Maryse Mills-Apenteng
Special Counsel